UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
______________________
Liberty Oilfield Services Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

53115L 104
(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings, LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
(212) 993-0076
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

August 31, 2020
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	Schedule 13D	Page 2 of 8 Pages

1.	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,054,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,054,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,054,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 12,850,432 Common A Shares and 21,204,564 Common B Shares.
** Based on an aggregate of 84,853,162 Common A Shares and 28,080,525 Common B Shares outstanding as of July 24, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2020.

CUSIP No. 53115L 104	Schedule 13D	Page 3 of 8 Pages

1.	Name of Reporting Person R/C Energy IV Direct Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,264,088*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,264,088*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,264,088*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 10,264,088 Common A Shares.
** Based on an aggregate of 84,853,162 Common A Shares and 28,080,525 Common B Shares outstanding as of July 24, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2020.

CUSIP No. 53115L 104	Schedule 13D	Page 4 of 8 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,790,908*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,790,908*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,790,908*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 2,586,344 Common A Shares and 21,204,564 Common B Shares.
** Based on an aggregate of 84,853,162 Common A Shares and 28,080,525 Common B Shares outstanding as of July 24, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2020.

CUSIP No. 53115L 104	Schedule 13D	Page 5 of 8 Pages

1.	Name of Reporting Person R/C Energy GP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,054,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,054,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,054,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* Represents 12,850,432 Common A Shares and 21,204,564 Common B Shares.
** Based on an aggregate of 84,853,162 Common A Shares and 28,080,525 Common B Shares outstanding as of July 24, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2020.

CUSIP No. 53115L 104	Schedule 13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D/A, filed on September 14, 2018, as amended by Amendment No. 2 to Schedule 13D/A, filed on July 11, 2019, as amended by Amendment No. 3 to Schedule 13D/A, filed on July 23, 2019, and as amended by Amendment No. 4 to Schedule 13D/A, filed on November 5, 2019 (the “Current Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Current Schedule 13D is hereby amended and supplemented as follows:

On August 31, 2020, the Issuer entered into a Master Transaction Agreement (the “Transaction Agreement”) with Schlumberger Technology Corporation (“Schlumberger US”), Schlumberger Canada Limited (together with Schlumberger US, the “Schlumberger Parties”), Liberty Oilfield Services New HoldCo LLC and LOS Canada Operations Inc.  In connection with the execution of the Transaction Agreement, R/C IV Liberty Holdings, L.P. (“R/C Holdings”) and R/C Energy IV Direct Partnership, L.P. (“R/C Direct” and, together with R/C Holdings, “Riverstone”) entered into a Voting and Support Agreement, dated August 31, 2020, with the Issuer and Schlumberger Parties.  Pursuant to the Voting and Support Agreement, Riverstone will be obligated to vote all of its Common Shares in favor of the issuance of Common A Shares to the Schlumberger Parties in accordance with the Transaction Agreement.  In addition, the Voting and Support Agreement restricts Riverstone from selling or transferring its Common Shares, subject to certain exceptions.  The Voting and Support Agreement also contains prohibitions applicable to Riverstone that are consistent with the non-solicitation provisions of the Transaction Agreement, subject to certain exceptions.  The Voting and Support Agreement will terminate upon the earliest to occur of (i) approval of the transactions contemplated by the Transaction Agreement by a majority of the holders of the Issuer’s Common Shares being obtained, (ii) the termination of the Transaction Agreement and (iii) March 31, 2021.  In addition, under the Voting and Support Agreement, Riverstone agreed to execute and deliver an Amended and Restated Stockholders Agreement and an Amended and Restated Registration Rights Agreement, as described below.

In connection with the closing of the transactions contemplated by the Transaction Agreement, Riverstone, the Issuer and Schlumberger Entities will enter into an Amended and Restated Stockholders Agreement.  Under the Amended and Restated Stockholders Agreement, (i) Riverstone will be entitled to elect two individuals to the board of directors of the Issuer who are reasonably acceptable to the Issuer’s governance committee and each of whom qualifies as an independent director of the Issuer for so long as Riverstone owns at least the number of Common Shares it holds as of the date of the closing of the transactions contemplated by the Transaction Agreement and (ii) Riverstone will be entitled to elect one individual to the board of directors of the Issuer who is reasonably acceptable to the governance committee of the Issuer and who qualifies as an independent director of the Issuer for so long as Riverstone holds at least 10% of the outstanding Common Shares.

In addition, in connection with the closing, Riverstone, the Issuer and the Schlumberger Entities will enter into an Amended and Restated Registration Rights Agreement pursuant to which Riverstone will be provided demand and piggyback registration rights substantially similar to those provided in the currently existing registration rights agreement with the Issuer.

CUSIP No. 53115L 104	Schedule 13D	Page 7 of 8 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Current Schedule 13D is amended and supplemented as follows:

In connection with the transactions described in Item 4 above, on August 31, 2020, each of R/C Direct and R/C Liberty entered into a Voting and Support Agreement with the Issuer and the Schlumberger Parties.  A copy of the Voting and Support Agreement is attached as exhibit 7.13 to this Schedule 13D and is incorporated herein by reference.

In connection with the closing of the transactions described in Item 4 above, each of R/C Direct and R/C Liberty will enter into an Amended and Restated Stockholders Agreement and an Amended and Restated Registration Rights Agreement.  Copies of the forms of Amended and Restated Stockholders Agreement and Amended and Restated Registration Rights Agreement are attached as exhibits 7.14 and 7.15 to this Schedule 13D, and each is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Current Schedule 13D is amended and supplemented by adding the following exhibits:

7.13	Voting and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Issuer filed on August 31, 2020)
7.14
Form of Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit A of the Master Transaction Agreement, dated August 31, 2020, which is included as Exhibit 2.1 of the Current Report on Form 8-K of the Issuer filed on August 31, 2020)

7.15
Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit F of the Master Transaction Agreement, dated August 31, 2020, which is included as Exhibit 2.1 of the Current Report on Form 8-K of the Issuer filed on August 31, 2020)

CUSIP No. 53115L 104	Schedule 13D	Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated as of September 3, 2020

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C IV LIBERTY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY GP IV, LLC

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director